Segment Results

Third Quarter		2003				2002	
	Revenues	Operating Income (loss)	Operating Margin		Revenues	Operating Income (loss)	Operating Margin
Life Sciences	$ 279	$ 56	20%	$	269	$ 52	19%
Health	184	15	8%		181	19	10%
Core businesses	463	71	15%		450	71	16%
Proteomics	—	(8)	n/m		1	(12)	n/m
	$ 463	$ 63	14%	$	451	$ 59	13%

Nine Months		2003				2002	
	Revenues	Operating Income (loss)	Operating Margin		Revenues	Operating Income (loss)	Operating Margin
Life Sciences	$ 819	$ 160	20%	$	781	$ 160	20%
Health	542	15	3%		533	41	8%
Core businesses	1,361	175	13%		1,314	201	15%
Proteomics	—	(25)	n/m		3	(38)	n/m
	$ 1,361	$ 150	11%	$	1,317	$ 163	12%

Life Sciences

Review of operations—Revenues from Life Sciences businesses for the quarter were:

	2003	2002	Change
Isotopes	$ 87	$ 86	1%
Analytical instruments	67	58	16%
Pharmaceutical research services	125	125	—
	$ 279	$ 269	4%

Life Sciences businesses remain the overall driver of our growth, with our analytical instruments business contributing significantly to this growth. Lower revenue growth was evident in both our isotopes and pharmaceutical research services businesses. The operating margin from Life Sciences businesses was 20% in the current quarter, up compared to the 19% realized last year. Excluding the Oncology Software Solutions and the high-dose-rate brachytherapy businesses, which were sold in prior periods, Life Sciences revenues grew by 9% during the third quarter, compared to the same period last year.

Analytical instruments continue to demonstrate significant growth compared to the same period last year, albeit at a slower pace than the immediately preceding quarters. We are pleased with the outstanding growth in our QSTAR™ and ELAN® models and continue to see revenue growth in all other models during the quarter.

Excluding the businesses sold last year, isotopes sales were up $13 million, an 18% increase from the same quarter last year. During the quarter, we shipped significant volumes of cobalt that we received into inventory near the end of the second quarter. We expect to receive additional cobalt supplies late this year and although cobalt sales for the fourth quarter are not expected to be strong due to lack of supply, volumes should increase early next year.

Revenues from the pharmaceutical research services businesses were flat compared to 2002. Early clinical research and bioanalytical revenues demonstrated solid growth compared to the same period last year. This was offset by continued weakness in pharmacology services revenues and in US-based late-stage services. Revenue growth in other discovery/preclinical services, including drug safety services, has recovered and we are seeing the positive impact of our increased business development efforts in this area.

During the quarter, our pharmaceutical research services business acquired an early clinical research facility in New Orleans, Louisiana. The facility, specializing in renal, hepatic, hypertension, diabetes, acute pain and osteoarthritis research, was acquired to expand the scale and scope of our rapidly growing early clinical research business.

Capital expenditures—Purchases of capital assets in Life Sciences amounted to $24 million for the quarter compared to $43 million last year. The decrease reflects reduced spending on the MAPLE facility and the completion of our new cyclotron.

Segment outlook—Growth in the Life Sciences segment has been driven by sales in our analytical instruments business. Though the demand for these products continues, we expect overall year-over-year growth in analytical instruments in future quarters to be less than that experienced in recent quarters. New products have been introduced by our competitors and these can be expected to have some impact in the market. Our focus remains on developing new products to strengthen our competitive position.

During the quarter, Corixa Corporation ("Corixa") achieved FDA approval of BEXXAR®, a radiotherapeutic treatment for Non-Hodgkin's lymphoma. MDS manufactures BEXXAR® under an agreement with Corixa. Manufacturing activity has begun; however, it is too early to predict how quickly sales of this product will grow. BEXXAR® is the second product being produced in our new radiopharmaceutical manufacturing facility and we are working with a number of other developers on additional products.

We remain optimistic that the contract research organization industry will continue to demonstrate strong growth and provide good opportunities that we can exploit. We expect our pharmaceutical research services business will achieve improved growth due to our increased capacity and efforts taken to redeploy resources to foster growth. Sales activity in our late-stage business has resulted in a doubling of our backlog in this area compared to fiscal 2002 and this will drive sustained improvements in revenue in the fourth quarter and fiscal 2004.

We expect limited growth from the isotopes business over the balance of 2003, with improvements in 2004. Cobalt shipments, which were strong in the third quarter, will reach normal levels early next year as cobalt from the Pickering generating plant is made available to us.

Completion of the final construction steps for the MAPLE facility is expected by the end of 2003. Commissioning of the reactors requires regulatory approval and will be followed by product acceptance testing by us and our customers, and by associated regulatory approval processes for our customers. While we have experienced a number of delays due to regulatory and other issues, we expect these steps to be completed over the course of 2004 and that production will be transitioned from the NRU to MAPLE over this time. Construction related costs will no longer be capitalized once full transition occurs.

A significant portion of our Life Sciences revenues are generated from export sales and a large portion of these exports are priced in US dollars. The recent, rapid ascent of the Canadian dollar has had only limited impact on our results thus far because we maintain an active hedging program for our US dollar cash inflows. We currently have hedges in place covering the majority of our expected cash inflows for the balance of 2003 and for most of 2004. These hedges will help us maintain an effective realized exchange rate for our export revenues that is only slightly lower than the effective rate realized in 2002 and we therefore do not expect the change in the exchange rate to have a material impact on our reported revenue growth or operating results for the balance of the year.

Health

Review of operations—Revenues from Health businesses in the quarter were:

	2003	2002	Change
Canadian laboratories	$ **102**	$ 100	**2%**
US laboratories	**34**	35	**(3%)**
Diagnostics	**136**	135	**1%**
Distribution	**48**	46	**4%**
	$ **184**	$ 181	**2%**

Revenues in our Diagnostics businesses increased by 1% this quarter compared to the same quarter last year. This increase was attributed to growth in Canadian laboratories, which continue to reflect the impact of new fee agreements entered into last year and the fee agreement signed with the Ontario Ministry of Health in April this year. Revenues reported for US laboratories were largely unchanged and continues to be below our expectations. We expect reimbursement issues will continue to impact this area of our business for some time to come.

Source Medical continues to demonstrate revenue growth compared to the same period last year. The 4% revenue increase is in part due to an increase in demand for supplies resulting from the recent Severe Acute Respiratory Syndrome outbreak.

Capital expenditures—Health businesses purchased $3 million of capital assets during the quarter compared to $7 million for the quarter last year.

Segment outlook—The new fee agreement signed in the province of Ontario at the beginning of April 2003 will enable our Ontario laboratory services business to deliver reliable operating results. The fee reductions for outpatient services announced by the province of British Columbia are significant to our Canadian laboratories business. We are in discussions with the government of British Columbia with respect to the proposed reforms while developing approaches aimed at mitigating the financial impact of the proposed changes. Overall, we expect that volume increases and cost reduction activities will help minimize any likely adverse impact of the proposed fee reform.

Proteomics

Review of operations—The operating loss from MDS Proteomics of $8 million for the quarter includes $3 million of depreciation and amortization and is net of a $1 million foreign exchange gain on the revaluation of the US dollar debt component of the Cephalon convertible note. Spending for the third quarter was lower than the same quarter last year and the first and second quarter of 2003, reflecting the reductions in operations designed to reduce the rate at which cash is being utilized in this business.

Capital expenditures—MDS Proteomics purchased $1 million of capital assets in the quarter. For the same quarter last year, capital expenditures totalled $1 million.

Segment outlook—We continue to be diligent in managing our spending on our key research activities to conserve cash. Work with our existing partners on previously signed agreements continues as we pursue new collaborations with financial and scientific partners.

Corporate

Net interest expense of $4 million was $1 million higher than the third quarter of 2002, reflecting the fixed interest on the US$311 million private placement debt issued in December of 2002.

The tax rate applicable to our core businesses is approximately 36%. As no tax benefit has been recognized on the loss generated by MDS Proteomics in the quarter, our effective tax rate for the quarter was approximately 40%.

Liquidity and capital resources—Net cash on hand at July 31, 2003 was $220 million, down $4 million from April 2003. Operating working capital was $139 million, an increase of $8 million from April. The increase in working capital was mostly due to a build-up of unbilled work in process due to contractual billing agreements with research customers of our pharmaceutical research services.

During the quarter, we filed a notice of intention to make a normal course issuer bid to purchase up to 6,000,000 Common shares from time to time during the next 12 months, if deemed appropriate. This replaced the normal course issuer bid, which expired on June 20, 2003. We repurchased 108,200 Common shares during the quarter at an average price of $18.21 per Common share.

All of our foreign operations are considered self-sustaining. Unrealized gains and losses on foreign net assets and related hedges resulting from exchange rate shifts are recorded in the cumulative translation adjustment ("CTA") account in shareholders' equity. The weakened US dollar has had a significant impact on the reported value of our US dollar-denominated debt and we treat this debt as a hedge against the value of our US dollar-denominated net assets. During the quarter, the unrealized foreign exchange gain on this debt increased by $9 million. The unrealized loss on foreign net assets increased by $12 million. The resulting net unrealized loss of $3 million was recorded in the CTA account.

Outlook—We continue to experience much of our growth through our analytical instruments business. Demand for our mass spectrometers remains strong. Our Q TRAP™ and ELAN® models performed well this quarter, and we expect such growth to continue though at lower rates. We will continue to invest in other opportunities with these technologies and with technologies that we believe provide complementary opportunities in these life science markets.

With the recovery in our discovery/preclinical business and strong sales activity in late-stage trials, we expect pharmaceutical research services to resume its growth path.

Over the last several months, we have been actively engaged in identifying systems and approaches that will enable us to support our priority of changing the way we do business. These investments will improve the efficiency and effectiveness of our businesses in the future. In the third quarter, we concluded an agreement with Oracle to implement *E-Business Suite* across MDS over the next two years. We are in the final stages of negotiating an agreement to outsource key information technology infrastructure and services. By year-end, we will have completed a process of designing a shared services organization for the functions of finance, information technology, human resources, communications, legal, supply chain management, and facilities services. The planning for these initiatives is virtually complete and implementation will begin on these initiatives in November of this year

Together our Life Sciences businesses and our change initiatives are expected to drive revenue growth and improve operating results and position us well into fiscal 2004 and beyond.